

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

Via Facsimile
Mr. Erik K. Bardman
Chief Financial Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, California 94555

> **Re: Logitech International S.A.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 27, 2011**
> **File No. 000-29174**

Dear Mr. Bardman:

We have reviewed your letter dated March 1, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 14, 2012.

Form 10-K for the Fiscal Year Ended March 31, 2011

Note 17 – Segment Information, page 114

1.   We note that you have two operating segments; peripherals and video conferencing. We further note that remarks made by your Chief Financial Officer in your December 7, 2011 NASDAQ OMX 27th Investor Program indicate that you have three primary market segments; consumer developed, consumer emerging and business. Please tell us whether you considered determining operating segments based on the three segments described in your presentation. In this regard, describe the following with respect to your three market segments:

   • your management and reporting structure;

- the nature of discrete financial information that you generate;
- how resources are allocated and performance is evaluated; and
- how information is presented to the board of directors.

Refer to ASC 280-10-50-1 through 50-9.

<u>Schedule II – Valuation and Qualifying Accounts</u>

2.   The example in your response to prior comment 1 appears to indicate that in 2010 you increased the use of certain customer incentive programs and decreased the use of percentage of sales programs. We note that percentage of sales programs were classified as cooperative marketing arrangements. While this would explain a decrease in the cooperative marketing arrangement reserve balance between 2009 and 2010, it does not appear to explain why a reclassification of the 2009 balance from cooperative marketing to customer incentive programs is appropriate. Please advise. Additionally, please tell us whether management concluded that programs previously classified as cooperative marketing were misclassified and should have been reported as customer incentive programs.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief